Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
10-31-01

For the month of October 2001

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in mayne

3 October 2001

By Fax

Company Announcements
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

Fax: 1300 300 021

Mayne Health Logistics Pty Limited
ACN 097 064 894

Level 21
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0875
Fax 03 9868 0875

Dear Sir/Madam

Mayne Health Logistics Pty Limited ACN 097 064 894 ("Mayne Health Logistics"): Takeover Bid for all of the shares in F H Faulding & Co Limited ACN 007 870 984 ("Faulding")

We refer to Mayne Health Logistics' takeover bid for all of the shares in Faulding. The takeover bid closed at 7:00pm on 2 October 2001. In accordance with Listing Rule 3.3.2, Mayne Health Logistics hereby gives notice of its intention to proceed to compulsory acquisition of the outstanding Faulding shares.

Mayne Health Logistics and its associates currently have a relevant interest in 97.428% of Faulding shares.

Yours sincerely

John Priestley
Company Secretary

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	F H Faulding & Co. Limited ("**Faulding**")
ACN/ARSN	007 870 984

1. Details of substantial holder (1)

Name	Mayne Nickless Limited ("**Mayne**"), Mayne Health Logistics Pty Limited ("**Mayne Health Logistics**") and each of the companies set out in Annexure A (together, "**Mayne Group**")
ACN (if applicable)	004 073 410 (Mayne) / ACN 097 064 894 (Mayne Health Logistics)

There was a change in the interests of the substantial holder on **02/10/01**

The previous notice was given to the company on **28/09/01**

.ıe previous notice was dated **28/09/01**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares in Faulding ("**Faulding Shares**")	**153,650,545**	**93.727%**	**160,651,634**	**97.428%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
02/10/01	Mayne Group	Mayne Group's relevant interest in Faulding has increased under section 608(1) as a result of acceptances being received by it in respect of the offers made by Mayne Health Logistics under its takeover bid to acquire all of the ordinary shares in Faulding, the terms of which are set out in the bidder's statement which is dated 19 July 2001 (as amended by a supplementary bidder's statement dated 20 July 2001) and which has previously been sent to Faulding and ASX on 19 July 2001 ("**Takeover Bid**").	2.344 Mayne shares for each Faulding Share	**143,957,681** Faulding Shares	**87.305%**
02/10/01	Mayne Group	As above.	$6.50 cash and 1.239 Mayne shares for each Faulding Share	**12,284,193** Faulding Shares	**7.450%**

02/10/01	Mayne Group	As above	A minimum of $6.50 cash plus an unsecured note redeemable for: (a) additional cash of up to $7.84 per Faulding Share to the extent cash is available from a total cash pool of approximately $1.108 billion; or (b) to the extent that cash is not available, 0.158 Mayne shares for each $1 that would otherwise be payable in cash.	**4,409,760**	**2.673%**

Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Mayne Health Logistics	Those persons whose acceptances have been received by Mayne Health Logistics in respect of the offers made by it under the Takeover Bid referred to in 3 above.	Mayne Health Logistics, upon satisfaction of the conditions to which the Takeover Bid is subject.	Relevant interest under section 608(1).	**160,651,634** Faulding Shares	**97.428%**
Mayne	As above	As above	Relevant interest under section 608(3).	As above	As above
Each of the companies set out in Annexure A	As above	As above	Relevant interest under section 9 association with Mayne and under sections 608(3)(a) and 610(1).	As above	As above

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN(if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are:

Name	Address
Mayne Health Logistics	Level 21, 390 St Kilda Road, Melbourne, Vic 3004
Mayne	Level 21, 390 St Kilda Road, Melbourne, Vic 3004
Each of the companies set out in Annexure A	c/- Mayne Nickless Limited, Level 21, 390 St Kilda Road, Melbourne, Vic 3004

Signature

print name John William Priestley capacity Secretary

sign here date 03/10/01

DIRECTIONS

(1) *If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.*

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) *The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.*

(6) Include details of:
- (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
- (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Mayne Health Logistics Limited ACN 097 064 894

This is annexure A of 1 page referred to in
Form 604 Notice of change of interests of substantial holder.

Print name John William Priestley .... capacity Secretary ....

Sign here .... date 03/10/01 ....

HCoA Hospital Holdings (Australia) Pty Ltd
Stonehenge Properties Pty Ltd
The Ward Corporation Pty Limited
Mayne Finance Limited
Mayne Nickless Properties Pty Ltd
Mayne Nickless Employee Share Acquisition Plan Pty Ltd
Mayne Logistics Pty Limited
Mayne Nickless Asian Holdings Pty Ltd
Force Logistics Pty Ltd
..ftsal Pty Limited
..sertel Pty Limited
Onosas Pty Limited
Lamsak Pty Limited
HCoA International Holdings Pty Ltd
Pathology Services Pty Ltd
Gynaelab Pty Limited
Pruinosa Pty Limited
Australian Medical Enterprises Limited
AME Hospitals Pty Ltd
Victoria House Holdings Pty Limited
Larches Pty Ltd
AME Properties Pty Ltd
Attadale Hospital Property Pty Ltd
Glengarry Hospital Property Pty Ltd
Hallcraft Pty Ltd
Jamison Private Hospital Property Pty Ltd
Hadassah Pty Ltd
Rannes Pty Ltd
Jandale Pty Ltd
AME Medical Services Pty Ltd
Integrated Health Care Pty Ltd
..lldale Pty Ltd
Seacresh Pty Limited
Pacific Medical Centres Pty Limited
Link Medical Laboratory Holdings Pty Ltd
C.R.P.H. Pty Ltd
Campsie Nuclear Medicine Pty Ltd
Cash-In-Transit Ltd
Corporate Wellnes Solutions Pty Ltd
Dangara Pty Ltd
EHealth Technologies Limited
HcoA Hospital Holdings 1997 Pty Ltd
Health Technologies Pty Ltd
Hospital Affiliates of Australia Pty Ltd
Maroondah Diagnostic Services Pty Ltd
Mayne Nickless Aged Care Operations Pty Ltd
Mayne Nickless European Holdings Ltd
Mayne Nickless Holdings (UK) Ltd
Mayne Nickless Inc.
Mayne Nickless Logistics Inc.

Trezise Services Pty Ltd
Hillsands Pty Ltd
Sugerman's Pathology Pty. Ltd
Mayne Nickless Healthcare Holdings Pty Ltd
Mayne Nickless Pathology Holdings Pty Ltd
Mayne Health Pathology Pty Ltd
Dorevitch Laboratory Services Pty Ltd
HCoA Operations (Australia) Pty Ltd
Hospital Corporation Australia Pty Limited
Mayne Nickless Medical Centre Holdings Pty Limited
Mayne Nickless Medical Centre Operations Pty Limited
Mayne Nickless Aged Care Holdings Pty Ltd
Mayne Nickless Diagnostic Imaging Holdings Pty Limited
Healthcare Imaging Services Pty Ltd
Healthcare Imaging Services (Vic) Pty Ltd
Cabramatta Imaging Pty Ltd
Brystow Pty Ltd
Orana Services Pty Ltd
Norcoray Pty Ltd
Mayne Finance (Australia) Pty Ltd
HCA Management Pty Limited
Malahini Pty Limited
Tilemo Pty Limited
Hospital Developments Pty Limited
Relkban Pty Limited
Relkmet Pty Limited
Votraint No. 664 Pty Limited
Votraint No. 665 Pty Limited
HOAIF Pty Ltd
Hospitals of Australia Limited
Dabavu Pty Limited
Mayne Nickless Holdings (NZ) Limited
Minjesk Investment Corporation Ltd
MNL Superannuation Fund Pty Ltd
MPG S.A.N.T. Investment No. 1 Pty Ltd
MPG S.A.N.T. Investment No. 2 Pty Ltd
P.M.P.H. Pty Ltd
PMBH Pty Ltd ACN 056 116 961
PT Mayne Logistics Operations (Indonesia)
Rehabilitation Holdings Pty Ltd
Security Express Alarms Ltd
Security Express Guards Ltd
Security Express Ltd
St George Private Hospital Nuclear Medicine Pty Ltd
The Victorian Rehabilitation Centre Pty Ltd

Transport Security Insurance (Pte) Ltd
Mayne Nickless Transport Inc.
Rangeton Ltd.
Gold Reserve Limited
China-Australia Cold Store and Warehouse Co. Ltd
Online Distribution Services Sdn. Bhd
Mayne Nickless Logistics (Thailand) Limited
PT Health Care of Surabaya
PT Putramas Muliasantosa
PT Mitrajaya Medikatama
Mayne Nickless Holdings (Fiji) Ltd
Mayne Nickless Services (Fiji) Ltd
Mayne Nickless SNC
Mayne International B.V.
Mayne Nickless Eindhoven B.V.
Australian Hospital Care Limited
Mayne Health Logistics Pty Limited
Mayne Health Logistics International Pty Limited
AHC Foundation Pty Ltd
AHC Radiology Pty Ltd
AHC Risen Pty Ltd
AHC Tilbox Pty Ltd
AME Superannuation Pty Ltd
Armaguard Ltd
Australian Hospital Care (Allamanda) Pty Ltd
Australian Hospital Care (Como) Pty Ltd
Australian Hospital Care (Dorset) Pty Ltd
Australian Hospital Care (HPH) Pty Ltd
Australian Hospital Care (Knox) Pty Ltd
Australian Hospital Care (Lady Davidson) Pty Ltd
Australian Hospital Care (Latrobe) Pty Ltd
Australian Hospital Care (Masada) Pty Ltd
Australian Hospital Care (MPH) Pty Ltd
Australian Hospital Care (MSH) Pty Ltd
Australian Hospital Care (Northpark) Pty Ltd
Australian Hospital Care (Pindara) Pty Ltd
Australian Hospital Care (Ringwood) Pty Ltd
Australian Hospital Care (Spare) Pty Ltd
Australian Hospital Care (The Avenue) Pty Ltd
Australian Hospital Care 1988 Pty Ltd
Australian Hospital Care Investments Pty Ltd
Australian Hospital Care Retirement Plan Pty Ltd
Mayne Nickless Ltd (NZ)
Mayne Nickless Operations UK Ltd
Wellness Holdings Pty Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: ______________________
Name: Karen Kee
Title: Manager, Group Secretarial Services

Date: 4 April 2002